Exhibit 12.1

TRONOX INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
		(Millions of dollars)
Earnings:
Income (loss) from continuing operations, before income taxes	$37.4	$68.2	$(120.1)	$(62.8)	$(8.0)	$(89.8)
Fixed charges	14.5	50.9	34.9	30.5	33.3	56.4
Distributed income from equity method investee	—	—	—	0.7	—	0.4
Gain from equity method investee	—	(2.0)	(2.4)	(0.8)	(0.5)	(1.1)
Interest capitalized	(0.6)	(2.1)	(2.0)	(1.6)	(4.0)	(4.3)

Total earnings (loss)	$51.3	$115.0	$(89.6)	$(34.0)	$20.8	$(38.4)

Fixed Charges -
Interest expense	$12.0	$42.2	$27.1	$23.5	$24.9	$47.2
Rental expense representative of interest factor	1.9	6.6	5.8	5.4	4.4	4.9
Interest capitalized	0.6	2.1	2.0	1.6	4.0	4.3

Total fixed charges	$14.5	$50.9	$34.9	$30.5	$33.3	$56.4

Ratio of earnings to fixed charges	3.5	2.3	n/a	n/a	n/a	n/a

Inadequate earnings			$124.5	$64.5	$12.5	$94.8